UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CANADIAN SOLAR INC.
(Name of Subject Company (Issuer))

CANADIAN SOLAR INC.
(Names of Filing Person (Offeror))
6.0% Convertible Senior Notes due 2017
(Title of Class of Securities)
136635 AA 7 and 136635 AB 5
(CUSIP Number of Class of Securities)

Shawn Qu
President and Chief Executive Officer
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(86-512) 6690-8088
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

COPIES TO:
David T. Zhang, Esq.
Eugene Y. Lee, Esq.
Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place Central
(852) 2522-7886

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$155,792,728 (1)	$6,123 (2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount assumes conversion of all outstanding $75,000,000 principal amount of 6.0% Convertible Senior Notes due 2017 and the receipt by noteholders of an aggregate of 53.6061 shares per $1,000 principal amount of notes. The market value of the 53.6061 shares per $1,000 principal amount of notes is estimated based on the average of the high and low prices of the shares reported on the Nasdaq Global Market on June 13, 2008.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,017 Form or Registration No.: Schedule TO-I	Filing Party: Canadian Solar Inc. Date Filed: May 27, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
ITEM 1. SUMMARY TERM SHEET.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
EX-(a)(1)(vi) Supplement No.1 dated June 17, 2008.
EX-(a)(1)(vii) Amended Letter of Transmittal.
EX-(a)(1)(viii) Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
EX-(a)(1)(ix) Amended Letter to Clients.
EX-(a)(5)(iii) Press Release, dated June 17, 2008.
EX-(a)(5)(iv) Notice to holders of Convertible Notes dated June 17, 2008.

INTRODUCTORY STATEMENT
This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2008, as amended by Amendment No. 1 to Schedule TO filed on June 5, 2008 (the “Schedule TO”) by Canadian Solar Inc., a corporation organized under the laws of Canada (the “Company”), relating to the offer by the Company to increase the conversion rate upon the conversion of any and all of its outstanding 6.0% Convertible Senior Notes due 2017 (the “Convertible Notes”) into its common shares, to (i) announce that the conversion rate has been determined to be 53.6061 shares per $1,000 principal amount of the Convertible Notes (the “Conversion Rate”), (ii) incorporate by reference the amended Letter of Transmittal, amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and amended Letter to Clients, and (iii) disseminate information contained in our Form 6-K filed with the SEC on June 17, 2008. The Conversion Rate is equal to the sum of (a) 50.6073 and (b) the quotient (rounded to four decimal places) obtained by dividing (i) $117.00 by (ii) approximately $39.02, the arithmetic average of the daily volume-weighted average price of our common shares for the ten trading days from and including June 3, 2008 to and including June 16, 2008. A copy of Supplement No. 1 to the Conversion Offer Memorandum, amended Letter of Transmittal, amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and amended Letter to Clients are filed with this Amendment No. 2 to Schedule TO as Exhibits (a)(1)(vi) through (a)(1)(ix), respectively.
ITEM 1. SUMMARY TERM SHEET.
Item 1 of the Schedule TO is hereby amended and supplemented to incorporate by reference Supplement No. 1 to the Conversion Offer Memorandum.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
Item 3 of the Schedule TO is hereby amended and restated as follows:
(a) The Company is the filing person and the subject company. The business address and telephone number of the Company is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of CSI. The business address of each person set forth below is c/o Canadian Solar Inc., No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

Name	Position

Shawn (Xiaohua) Qu	Chairman of the Board, President and Chief Executive Officer

Arthur Chien	Director, Chief Financial Officer and Secretary

Robert McDermott	Lead Independent Director

Lars-Eric Johansson	Independent Director

Michael G. Potter	Independent Director

Yan Zhuang	Independent Director

Gregory Spanoudakis	Vice President, Europe

Genmao Chen	Director, Research and Development

Tai Seng Png	Vice President, Business Integration

Charlotte Xi Klein	Corporate Controller and Compliance Officer

Bencheng Li	Vice President, Business Development (China)

Robert Patterson	Vice President, Business Development (North America)

Chengbai Zhou	Principal Technical Fellow

Shanglin Shi	Deputy General Manager, China Operation

Name	Position

Xiaohu Wang	Vice President, China Supply Chain Management

Lingjun Zhang	General Manager, CSI Cells
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference Supplement No. 1 to the Conversion Offer Memorandum.
ITEM 11. ADDITIONAL INFORMATION.
Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the second bullet under the heading “Incorporation of Certain Documents by Reference” of the conversion offer memorandum:
“Our reports of foreign private issuer on Form 6-K filed with the SEC on June 11, 2007, August 15, 2007, October 2, 2007, October 29, 2007, November 15, 2007, November 30, 2007, December 4, 2007, December 5, 2007, March 6, 2008, May 13, 2008, May 14, 2008, May 23, 2008 and June 17, 2008.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(1)(vi), (a)(i)(vii), (a)(i)(viii), (a)(i)(ix), (a)(5)(iii) and (a)(5)(iv), and, as so amended, is restated as follows:

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Form W-9 and Instructions thereto.*

(a)(1)(vi)	Supplement No. 1 to the Conversion Offer Memorandum dated June 17, 2008.

(a)(1)(vii)	Amended Letter of Transmittal.

(a)(1)(viii)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(ix)	Amended Letter to Clients.

(a)(5)(i)	Press Release, dated May 27, 2008.*

(a)(5)(ii)	Notice to holders of Convertible Notes dated June 5, 2008.**

(a)(5)(iii)	Press Release Announcing Conversion Rate for the Offer, dated June 17, 2008.

(a)(5)(iv)	Notice to holders of Convertible Notes dated June 17, 2008.

(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

*	Previously filed with the Schedule TO on May 27, 2008.

**	Previously filed with Amendment No. 1 to the Schedule TO on June 5, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Dated: June 17, 2008

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients.*
(a)(1)(v)	Form W-9 and Instructions thereto.*
(a)(1)(vi)	Supplement No. 1 to the Conversion Offer Memorandum dated June 17, 2008.
(a)(1)(vii)	Amended Letter of Transmittal.
(a)(1)(viii)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(ix)	Amended Letter to Clients.
(a)(5)(i)	Press Release, dated May 27, 2008.*
(a)(5)(ii)	Notice to holders of Convertible Notes dated June 5, 2008.**
(a)(5)(iii)	Press Release Announcing Conversion Rate for the Offer, dated June 17, 2008.
(a)(5)(iv)	Notice to holders of Convertible Notes dated June 17, 2008.
(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).
(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).

*	Previously filed with the Schedule TO on May 27, 2008.

**	Previously filed with Amendment No. 1 to the Schedule TO on June 5, 2008.